Exhibit 99.1

HAFNIA LIMITED: Mandatory Notification of Trade - Exercise of existing Restricted Share Units (RSUs)

Singapore, 18 March 2025

Under Hafnia Limited’s (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) Long Term Incentive Program (LTIP), 310,723 RSUs from the prior years’ grants have been vested and exercised. In accordance with the terms and conditions of the RSUs, the exercised RSUs will be settled by the Company by transfer of treasury shares. Each RSU gives a right to receive one ordinary share in the Company.

Following delivery of the shares for the exercised RSUs, the Company will hold 14,573,890 treasury shares.

For more information see the attached mandatory notification of trade.

This information is subject to the disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

* * *

About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		Mikael Skov
2	Reason for the notification
a)	Position/status		Chief Executive Officer
b)	Initial notification /Amendment		Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name		Hafnia Limited
b)	LEI code		5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument		Restricted share units (RSUs) linked to shares in Hafnia Limited with ISIN SGXZ53070850
	Identification code		ISIN: SGXZ53070850
b)	Nature of the transaction		Exercise of RSUs linked to shares in Hafnia Limited
c)	Price(s) and volume(s)		Currency	Price(s)	Volume(s)
			USD	0	60,974

d)	Aggregated information
	-	Aggregated volume	60,974
	-	Aggregated price	USD 0
e)	Date of the transaction		2025-03-17
f)	Place of the transaction		XOFF – Outside a trading venue

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

5	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		Perry Van Echtelt
6	Reason for the notification
a)	Position/status		Chief Financial Officer
b)	Initial notification /Amendment		Initial notification
7	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name		Hafnia Limited
b)	LEI code		5493001KCFT0SCGJ2647
8	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument		Restricted share units (RSUs) linked to shares in Hafnia Limited with ISIN SGXZ53070850
	Identification code		ISIN: SGXZ53070850
b)	Nature of the transaction		Exercise of RSUs linked to shares in Hafnia Limited
c)	Price(s) and volume(s)		Currency	Price(s)	Volume(s)
			USD	0	39,897

d)	Aggregated information
	-	Aggregated volume	39,897
	-	Aggregated price	USD 0
e)	Date of the transaction		2025-03-17
f)	Place of the transaction		XOFF – Outside a trading venue